SEWARD & KISSEL LLP

1200 G STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

March 6, 2007

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Ms. Kimberly A. Browning

Re:                             Schedule 14A of Aegis Value Fund, Inc.
   (File Nos. 333-49241 and 811-09174)
Schedule 14A of Aegis High Yield Fund, a series of
   The Aegis Funds (File Nos. 333-106971 and 811-21399)

Ladies and Gentlemen:

On February 22, 2007, Paul M. Miller of this office received oral comments from Ms. Kimberly A. Browning of the staff of the Securities and Exchange Commission (the “Staff”) on the proxy statement filed on Schedule 14A for Aegis Value Fund, Inc. and for Aegis High Yield Fund (each a “Fund” and collectively, the “Funds”).  The Staff’s comments are presented below, and the Funds’ responses to those comments are presented below in bold.

1.                                       Please revise the proxy statement to include a description of the procedures that will be used to ensure the safety and integrity of Internet voting.  Also, please revise the proxy statement to include a description of the process for revoking a proxy that has been given through the Internet.

The proxy statement has been revised in response to these comments.

2.                                       Please revise the proxy statement to include under proposal one a narrative description of the reasons for the nominations of the nominees.  Also, please revise the proxy statement to disclose, if applicable, that the nominees are not “interested persons” of the Funds.

The proxy statement has been revised in response to these comments.

3.                                       Please revise the proxy statement to include a description of the current composition of each Fund’s Board of Directors/Trustees (each, a “Board” and collectively, the “Boards”).

The proxy statement has been revised in response to this comment.

4.                                       Please revise the proxy statement to clarify the term “substantially similar” when used to compare the interim advisory agreements and the new advisory agreements to the previous advisory agreements.  Specifically, please clarify, if applicable, that there are no material differences between the agreements, or, if there are material differences between the agreements, please describe the material differences between the agreements.

The proxy statement has been revised in response to these comments.

5.                                       Please confirm to the Staff your view that, pursuant to Rule 2a-6 under the Investment Company Act of 1940, as amended (“ICA”), the transfer of Mr. Gambal’s interest in Aegis Financial Corporation (“AFC”) on January 2, 2007 (the “Gambal Transfer”) did not result in an assignment of the previous advisory agreements between each Fund and AFC.  Also, please revise the proxy statement to disclose that an assignment of the previous advisory agreements occurred as a result of the transfer of a substantial portion of Mr. Berno’s interest in AFC to Mr. Barbee on January 31, 2007 (the “Berno Transfer”).

* * *

A confidential portion has been omitted and filed separately with the Commission.

* * *

6.                                       Please confirm to the Staff that Mr. Barbee owned more than 25% of the voting securities of AFC for a period of at least six months prior to the Berno Transfer.

We confirm that Mr. Barbee owned more than 25% of the voting securities of AFC for a period of at least six months prior to the Berno Transfer.

7.                                       Please revise the proxy statement to include disclosure with respect to the Boards’ ongoing review and confirmation of whether an “unfair burden,” as defined in Section 15(f) of the ICA, has been imposed on the Funds as a result of the Berno Transfer for the two-year period commencing on January 31, 2007.  Please revise the proxy statement to clarify the use of the defined term “AFC’s Section 15(f) Certification”.

The proxy statement has been revised to include disclosure with respect to the Boards’ ongoing review and confirmation of the whether an “unfair burden,” as defined in Section 15(f) of the ICA, has been imposed on the Funds as a result of the Berno Transfer for the two-year period commencing on January 31, 2007.  The proxy statement has also been revised to change the defined term “AFC’s Section 15(f) Certification” to “AFC’s Certification.”

8.                                       Please revise the proxy statement to clarify whether AFC or shareholders who received their Fund shares in a Fund’s public offering approved the initial advisory agreement between each Fund and AFC.

The proxy statement has been revised in response to this comment.

9.                                       If the expense limitation agreements between each Fund and AFC permit AFC to recoup certain amounts paid by AFC, please revise the proxy statement to include a description of the provision and eliminate references to the term “waiver”.  Also, please revise the proxy statement to note whether the expense limitation agreements are voluntary or contractual.

The proxy statement has been revised in response to these comments.

10.                                 Please describe to the Staff the non-material changes reflected in the new advisory agreements between each Fund and AFC.

The new advisory agreement between Aegis High Yield Fund and AFC was revised to include the new effective and termination dates and the current name of Aegis Financial Corporation (formerly, Berno, Gambal & Barbee, Inc.)

The new advisory agreement between Aegis Value Fund, Inc. and AFC was revised: (i) to include the new effective and termination dates and the current name of Aegis Financial Corporation (formerly, Berno, Gambal & Barbee, Inc.); (ii) to eliminate an expense limitation provision that expired on August 31, 2000; and (iii) to conform the language describing the process for continuing the agreement to standard language used in other investment advisory agreements between registered investment companies and their investment advisers.

11.                                 Please revise the proxy statement to include a description of the statistical and other information used by the Boards in considering their approval of the advisory agreements.  Please indicate (i) whether or not such information was prepared by a third party and (ii) whether or not AFC paid for such information.

The proxy statement has been revised in response to these comments.

12.                                 Please explain to the Staff the reasons for including the fifth column in the Audit Fee chart in “Part Two.”  Alternatively, please revise the proxy statement to reflect a new fourth column that includes the information included in the existing fourth and fifth columns.  Also, please revise the proxy statement to include a description of the non-audit services provided by Briggs, Bunting & Dougherty, LLP to the Funds, AFC and entities that control, are controlled by or under common control with AFC providing ongoing services to the Funds.

The proxy statement has been revised in response to these comments.  Specifically, the proxy statement has been revised to reflect a new fourth column that includes the information set forth in the existing fourth and fifth columns.  In addition, the proxy statement has been revised to include a description of the non-audit services provided by Briggs, Bunting & Dougherty, LLP to the Funds, AFC and entities that control, are controlled by or under common control with AFC providing ongoing services to the Funds.

13.                                 Please revise the proxy statement to disclose how the appointed proxies will vote shares corresponding to any proxy card that is properly executed, but does not indicate how the shares should be voted.

The proxy statement has been revised in response to this comment.

14.                                 Please revise the proxy statement to reflect how broker non-votes and abstentions will be treated for purposes of a motion to adjourn the shareholder meeting.

The proxy statement has been revised in response to this comment.

15.                                 Please revise the proxy statement to reflect the fiscal year-end of each Fund in lieu of stating “the fiscal year ended in 2006.”

The proxy statement has been revised in response to this comment.

16.                                 Please revise Appendix D of the proxy statement to reflect the calculation methodology used in connection with the advisory fee for the Aegis High Yield Fund.

The proxy statement has been revised in response to this comment.

*     *     *     *     *

We have been authorized by the each of the Funds to represent to the Staff that should the SEC or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and each of the Funds represents that it will not assert any such action or changes in its disclosures in response to Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  Each Fund further acknowledges that any action of the SEC or its Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, the Staff is requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving a Fund.

If you have any additional comments or questions, please contact Tony Nuland or me at (202) 737-8833.

Sincerely,

/s/ Paul M. Miller
Paul M. Miller

cc:	William S. Berno
Anthony C.J. Nuland